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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.__)

                          NATIONAL PROPERTY INVESTORS 4
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                            (Name of Subject Company)

                          NATIONAL PROPERTY INVESTORS 4
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                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                 SCHEDULE 14D-9


         This Schedule 14D-9 relates to a tender offer by MP Falcon Fund, MP Value Fund 6, LLC, MPF Acquisition Co. 3, LLC, Steven Gold, Moraga Gold, LLC, MPF NY 2005, LLC, MPF Special Fund 8, LLC, AHY Institutional Investors, AHY Institutional Fund, MacKenzie Patterson Special Fund 7, LLC, MPF Dewaay Fund 3, LLC, MP Value Fund 8, LLC, MacKenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of National Property Investors 4, at a price of $210.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of March 23, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on March 23, 2005.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is National Property Investors 4, a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the limited partnership units of the Partnership. As of April 4, 2005, 60,005 Units were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is NPI Equity Investments, Inc., a Florida corporation. The Partnership's business address and telephone number are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $210.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on March 23, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in the Letter to the Unit holders, dated as of April 5, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit holders, dated as of April 5, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit holders, dated as of April 5, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1)   Letter to the Unit Holders of the Partnership, dated April 5, 2005.

(e)      Not applicable.

(g)      Not applicable.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2005


                                         NATIONAL PROPERTY INVESTORS 4


                                         By: NPI Equity Investments, Inc.
                                             -----------------------------------
                                             (General Partner)


                                         By: /s/ Martha L. Long
                                             -----------------------------------
                                             Senior Vice President